May 7, 2021
Robinhood Markets, Inc.
Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001783879
Dear Mr. McWilliams and Ms. Berkheimer:
Robinhood Markets, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement. This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated April 21, 2021 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on March 22, 2021 (the “Initial Registration Statement”).
Draft Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.
General
1.    You state that since 2020 you offer a program through which investors have the opportunity to purchase fractional shares. Please provide us with a complete description of the material terms and features of this program and your legal analysis whether the offer and sale of the fractional shares through this program represent the offer and sale of a separate or new security. See Gary Plastic
1

Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977). In your response, address whether fractional share investors receive dividend, voting, and other rights associated with whole-share ownership and, if so, explain how fractional share investors are entitled to these rights, whether by contract, applicable law (including Article 8 of the UCC), or both.
Response:
Material Terms and Features of the Company’s Fractional Share Program
The Company introduced fractional share trading to its customers in early 2020 through Robinhood Financial LLC (“RHF”) and Robinhood Securities, LLC (“RHS” and together, the “Robinhood Subsidiaries”), whereby RHS holds whole shares in a firm account on behalf of RHF’s customers, recording individual customers’ purchases and sales of fractional interests in those whole shares in the firm’s books and records. Customers are able to trade most equity securities with a market capitalization of over $25,000,000 and a share price over $1.00 on a fractional basis and the RHS trades these fractional interests with customers either on a principal or riskless principal basis, depending on the size of the order and the firm’s existing inventory. Fractional shares made available can be as small as 1/1000000 of a share, rounded to the nearest penny. In executing customer transactions in fractional shares, RHS maintains a limited inventory of securities for the fractional share program. In order to facilitate the fractional share program, RHS acts as a principal by purchasing a full share from the market and then selling a fraction of the share to customers based on orders placed by the customer (or vice versa if the customer sells a fractional share) on a principal basis based on the fair value of the share at the time of order. When facilitating a customer’s order to purchase a fractional share, if the share is currently held in RHS’ proprietary inventory, RHS would generally cover the customer’s order from their inventory. When there is no fractional share inventory for a particular issuer, RHS will generally purchase a share in the open market. After purchasing the share, RHS will sell the fractional share to the customer at the price paid by RHS. If there is inventory in RHS’ proprietary account or when a customer sells a fractional share back to the Company, the customer pays/receives an execution price within the National Best Bid and Offer (“NBBO”) at the time of the order.
The key terms applicable to, and rights of, holders of fractional shares and holders of whole shares on the RHF’s platform are identical in all material respects, including, among other things, that: (i) RHS is the record owner at the DTC regardless of whether the shares are fractional or whole, (ii) dividend payments to customers with fractional shares and whole shares on the Company’s platform are treated equally (i.e., dividends are paid and distributed to customers based on their proportionate fractional or whole share ownership), (iii) voting rights of customers with fractional shares and whole shares on the Company’s platform are substantially similar (i.e., RHS, through Mediant, a third-party proxy service provider, tabulates proxy votes on a pro-rata basis for all shareholders and submits them to issuers on an aggregate basis), (iv) customers with fractional shares and whole shares on the Company’s platform are all creditors under SIPC regardless of the form of shares they own and (v) customers with fractional shares and whole shares are treated substantially similarly in the event of a forward-stock split (i.e., fractional holders are paid in the form of fractional shares proportionate to such fractional share ownership) and a reverse-stock split (i.e., fractional holders are paid in the form of cash equivalent of any fractional share amounts resulting from the split in lieu of shares).
Fractional Shares Do Not Represent Separate or New Securities
The Company respectfully advises the Staff that the Company does not believe that the offer and sale of fractional shares through RHF’s fractional share program represents the offer and sale of a separate or new security. This belief is based on judicial and SEC precedents, the terms and structure of the fractional share program and general market practice and understanding.
In Abrahamson v. Fleschner1, the Second Circuit set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” If the change in the nature of the investment or the risks associated therewith is insignificant, there is no purchase or sale of a new security.2 Another important consideration in evaluating the significance of a change focuses on whether or not such proposed changes are adverse to the holders of such securities.3
In the case of the Robinhood Subsidiaries’ fractional share program, the beneficial ownership interest held by a customer in fractional shares of an issuer is identical in all material respects to the interests associated with ownership by such customer of whole shares, with all economic and other rights passed through to the customer. As described above in the discussion of the key terms applicable to and rights of holders of fractional shares and holders of whole shares on the Company’s platform (and as described to customers on the platform under the heading “Material Terms and Features of the Company’s Fractional Share Program”) the economic and other rights associated with ownership of fractional shares do not constitute such a significant change from the rights associated with ownership of whole shares with respect to the customers’ investment or in the risks associated with such investment so as to result in a fractional share being a new security. Notably, and as described above, such terms and rights related to record ownership (i.e., RHS is the record owner at the DTC), dividend payments, voting rights, SIPC coverage and stock splits are substantially the same for holders of fractional shares and holders of whole shares. The risks associated with an investment in fractional shares
1 568 F.2d 862 (2d Circ. 1977).
2 See Allard v. Arthur Andersen & Co., 957 F. Supp 409, 420 (S.D.N.Y. 1997).
3 See, e.g., S.E.C. v. Associated Gas & Electric Co., 99 F.2d 795 (2nd Cir. 1938) (holding that the extension of the maturity date of a debt security increased the risk to the holder and therefore constituted the sale of a new security).

are also substantially the same as those associated with an investment in the underlying whole shares.
Further, the customers investing in fractional shares, similar to the customers investing in whole shares, are holders of security entitlements under the Uniform Commercial Code (the “UCC”). The Company has previously conducted a thorough analysis of the fractional share program under the UCC and determined that a fractional share constitutes a securities entitlement4 thereunder. This conclusion was based on the determinations that a fractional share qualifies as a “financial asset” under the UCC and RHS is a securities intermediary5 because it carries accounts for RHF customers, in which it records the customers’ interests in investment products, and are subject to laws, rules and regulations applicable to broker-dealers with respect to the management of such accounts and their relationships with their customers.
Although the Company believes that the Abrahamson line of case law unequivocally supports its conclusion that the fractional shares offered through its platform do not constitute separate securities, the Company also has analyzed whether fractional shares could be deemed “investment contracts” under the federal securities laws. As set forth in greater detail below, the Company does not believe that a fractional share constitutes an “investment contract” separate and apart from the underlying whole share. A fractional share does not represent a common enterprise and does not depend in any material respect upon the managerial efforts or expertise of the Company or the Robinhood Subsidiaries, thus lacking essential attributes of an investment contract security under the leading judicial precedent, SEC v. W.J.Howey Co.6 (“Howey”) and its progeny. Under Howey, the following elements must be satisfied in order to establish the existence of an investment contract security: (1) an investment of money in (2) a common enterprise (3) with profits to come solely from the efforts of others. While customers make an investment of money in fractional shares, such investments are not in a “common enterprise” with respect to such fractional shares (i.e., customers do not pool their funds together or act in concert, the connection between the Robinhood Subsidiaries and the customer does not affect the investment outcome (which, instead, is solely based on the performance of the underlying whole shares) and the fortunes of investors and the Robinhood Subsidiaries are not co-dependent). In addition, the third prong of the Howey test is not met because the Robinhood Subsidiaries provide only ordinary brokerage services and offers neither advisory nor management services with respect to such fractional shares. The economic performance of fractional shares is based on the
4 A security entitlement is defined as “the rights and property interest of an entitlement holder with respect to a financial asset specified in Part 5 [of Article 8].” See UCC Section 8-102(17). The official comment to the UCC (the “Comment”) notes that a security entitlement is the rights and property interest of a person who holds securities or other financial assets through a securities intermediary, and that one of the most common examples of a securities intermediary is a broker holding securities on behalf of their customers. See UCC Section 8-102(17), Cmts. 14 and 17.
5 A security intermediary is defined as “a person, including a bank or broker, that in the ordinary course of business maintains securities accounts for others and is acting in that capacity.” See UCC Section 8-102(14).
6 328 U.S. 293 (1946).

underlying whole share and is not based on the efforts of the Robinhood Subsidiaries,7 which are essentially ministerial. Based on the foregoing analysis, the Company does not believe that the fractional shares offered on the Company’s platform are investment contracts under Howey or the cases interpreting Howey.
Moreover, the Company believes that the Robinhood Subsidiaries’ practices in relation to fractional shares purchased and held by customers are consistent with the types of fractional share brokerage and related services currently offered by many other broker-dealers, including, but not limited to, Charles Schwab, Fidelity Investments, Interactive Brokers, TD Ameritrade, E-Trade, Merrill Edge and Vanguard. In addition, traditional dividend reinvestment plans (DRIPs) and direct stock purchase programs (DSPPs) administered by stock transfer agents also allow investors to hold and invest in fractional shares without treating the fractional shares as separate or new securities. The Company is also not aware of any enforcement actions brought by the SEC against any of the foregoing programs under the theory that the fractional share services create a separate security. Furthermore, the SEC has previously issued an Investor Bulletin characterizing a fractional share as “when you own less than one full share of a stock or other security” and explaining that fractional shares are “a way to invest when you do not have enough money to purchase a full share of a particular stock” and the Investor Bulletin does not discuss the possibility that a fractional share is a new or different security from the corresponding whole share (See “Fractional Share Investing – Buying a Slice Instead of the Whole Share”, U.S. Securities and Exchange Commission, Investor Alerts and Bulletins, Nov. 9, 2020). This aligns with the view that fractional shares are only a part of an existing security, rather than a creation of a separate or new security.
For the foregoing reasons, the Company respectfully advises the Staff that the offer and sale of fractional shares through the Robinhood Subsidiaries’ program does not represent the offer and sale of a separate or new security.
2.    You state that you offer trading in seven cryptocurrencies through your Robinhood Crypto, LLC subsidiary. Please provide us with your legal analysis as to how you conclude that the cryptocurrencies traded on your platform, and others that may be traded in the future, are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address how your “applicable internal policies and procedures” allow you to reach this conclusion. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology
7 Cf. In Gary Plastic Packing Corp vs. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756, F.2d 230 (2d Cir 1985), where the Second Circuit held that Merrill Lynch’s non-ministerial service of allowing customers to invest in multiple banks’ certificates of deposit (“CDs”) so that the customers can enjoy the benefit of FDIC insurance on each CD was sufficiently different from the underlying securities to create an investment contract. The Second Circuit noted that customers relied on Merrill Lynch’s efforts of using its significant economic power to evaluate and select CDs and to negotiate with the banks to reduce the probability of default and obtain favorable interest rates, as well as monitoring the banks and creating a secondary market where none previously existed as a basis for their expectation of profits.

to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
Response: The Company advises the Staff that it performs a legal analysis under the U.S. federal securities laws for each cryptocurrency it considers for listing on its platform through an analytical framework (the “Framework”), which has been developed based on input from internal and external counsel, including external securities counsel, and technical experts familiar with the unique attributes of digital assets, which takes into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) available information and facts relating to the cryptocurrency (as further described below) and (iii) the deep understanding of digital asset technologies held by representatives of Robinhood Crypto, LLC (“RHC”). The Framework also provides for the establishment of a Cryptocurrency Listing Committee, which is primarily responsible for leading and conducting the review of a potential cryptocurrency to be listed on RHC’s platform and is comprised of certain representatives of management of RHC, internal legal counsel and one or more technical security experts. In addition, the Framework contemplates that the legal analysis relating to whether a cryptocurrency constitutes a “security” under the U.S. federal securities laws be performed in close consultation with subject-matter experts from functional areas of the Company, such as operations, product, data, engineering and security, who can provide significant technical expertise to inform the review process under the Framework, as well as external legal counsel.
With the exception of certain cryptocurrencies expressly designed to be “security tokens”, most cryptocurrencies were designed by developers to help enable a specific function or technical utility. Because these unique attributes generally distinguish cryptocurrencies from instruments commonly understood to be securities, such as stocks and bonds, RHC’s legal assessment under the U.S. federal securities laws, as set forth in the Framework, primarily focuses on the potential for the cryptocurrencies to be deemed “investment contracts” for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions. The FinHub Framework identifies some of the factors that FinHub has indicated market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security). The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met. However, the FinHub Framework does not specifically assign a weighting to any of these factors.

Prior to listing a cryptocurrency, RHC conducts a review and assessment (which review and assessment is informed by the Framework) of available information and facts relating to the cryptocurrency, including, among other considerations: (i) detailed facts describing the history and creation of the crypto asset, including how the crypto asset was initially distributed or sold, including to what extent the cryptocurrency was promoted, (ii) technology of the cryptocurrency, such as the legitimacy of the cryptocurrency, core operating code contributions from the developers and/or third parties, the transparency of the code and type of blockchain, (iii) the market factors associated with the asset, such as the cryptocurrency’s market capitalization in comparison to the total cryptocurrency market capitalization and trading volume of the cryptocurrency, (iv) network structure and market mechanisms related to the cryptocurrency that impact the security of such cryptocurrency, (v) publicly available information about, and prepared by, the developers of the cryptocurrency, including whitepapers and websites, (vi) the circumstances and developer representations in connection with prior sales of the cryptocurrency, including, among other things, with respect to whether stringent security protocols exist, (vii) the extent to which the cryptocurrency is operable and (viii) the extent to which the cryptocurrency is decentralized versus having a centralized control person or persons. RHC also engages external counsel to prepare memoranda that summarize factual findings and other considerations relevant to whether the particular cryptocurrency may be classified as a security under the U.S. federal securities laws and case law, including under the Howey test, in light of the above considerations.
The Company believes it has taken a conservative approach to the issues arising in connection with the potential listing of cryptocurrencies on its platform and whether or not they represent securities. RHC currently only facilitates trading in seven broadly decentralized cryptocurrencies (i.e., Bitcoin, Bitcoin Cash, Bitcoin SV, Dogecoin, Ethereum, Ethereum Classic and Litecoin). Based on RHC’s review to date, the Company respectfully advises the Staff of the Company’s belief that none of such seven cryptocurrencies constitute securities under the federal securities laws. This determination is further supported by previous statements made by representatives of the SEC with respect to cryptocurrencies. Specifically, the Company respectfully notes that in a 2018 speech8, William Hinman, the Director of the SEC’s Division of Corporation Finance at the time, confirmed the Staff’s view that if the network on which a cryptocurrency is to function is sufficiently decentralized (i.e., where purchasers would not reasonably expect a person or group to carry out essential managerial or entrepreneurial efforts), the cryptocurrency may not represent an investment contract security. According to Mr. Hinman, when the efforts of a third party are not a key factor for determining the blockchain-based enterprise’s success, the key purpose of the Securities Act (i.e., removing information asymmetry between promoters and investors) is no longer relevant—that is, due to the separation between the third party and the purchaser, the purchaser does not need to learn material information about the third party, such as its background, financing, plans and financial stake, in order to make an informed
8 William Hinman, Dir., Div. of Corp. Fin., SEC, Digital Asset Transactions: When Howey Met Gary (Plastic), Remarks at the Yahoo Finance All Markets Summit: Crypto (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418.

investment decision. Mr. Hinman also expressed his view that Bitcoin and Ethereum are examples of cryptocurrencies that are sufficiently decentralized such that they are not considered securities.9 Although Ethereum, unlike Bitcoin, involved certain fundraising by a central party at its inception (i.e., Ethereum was initially created and sold in exchange for Bitcoin in a “presale” before the Ethereum network was fully developed and launched), Mr. Hinman noted that cryptocurrency that was initially offered in a manner that made it a security, may later be sold in a manner that does not constitute an offering of securities, which view was also subsequently supported by Jay Clayton, former Chairman of the SEC.10 Consequently, Mr. Hinman concluded that the present state of Ethereum, the Ethereum network and its decentralized structure supported the view that Ethereum should not be considered a security. Mr. Hinman also provided certain guidelines and rubrics for determining whether a crypto asset constitutes a security, which the Company believes are integrated into the Framework.
Consistent with the letter sent by FinHub to The New York State Department of Financial Services on January 27, 2020, the Company recognizes that the use of the Framework or other model industry or state-based frameworks or whitelists has not been endorsed by the Commission, the Staff or other regulatory authorities. In addition, the Company also recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by the Company or state regulatory authorities does not guarantee any conclusion under the U.S. federal securities laws. However, the Company believes the approach outlined above allows the Company to more methodically apply and analyze facts consistently across different cryptocurrencies and across the same cryptocurrency over time and reflects a comprehensive and thoughtful legal analysis that is reasonably designed to facilitate consistent application of available legal guidance to cryptocurrency to facilitate informed risk-based business judgment. In addition, the Company expects the Framework to continuously evolve to take into account case law, facts and developments in technology as well as the cryptocurrency industry in general. In light of the recognized uncertainties associated with the application of the U.S. federal securities laws to digital assets, the Company believes it is helpful to investors to describe the risks related to the cryptocurrency industry as set forth under the sections entitled “Risk Factors—Risks Related to Our Cryptocurrency Products and Services—Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex, were frequently not designed or crafted with cryptocurrency technology in mind or with a sufficient understanding of cryptocurrency use cases and our interpretations of them may be
9 See also Letter from Brent J. Fields, Associate Director of the U.S. Securities and Exchange Commission’s Disclosure Review and Accounting Office to Jacob E. Comer of Cipher Technologies Management LP on Cipher Technologies Bitcoin Fund (Oct. 1, 2019) (on file with author) (where the Staff disagreed with Cipher Technologies Management LP’s conclusion that Bitcoin is a security under Howey because current purchasers of bitcoin are not relying on the essential managerial and entrepreneurial efforts of others to produce a profit).
10 Letter from Jay Clayton to the Honorable Ted Budd (Mar. 7, 2019) (on file https://www.coincenter.org/app/uploads/2020/05/clayton-token-response.pdf).

subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business” and “Business—Regulation—Cryptocurrency”.
3.    We note your disclosure of your referral program, which provides referring and referred customers with a stock reward ranging from $2.50 to $10 in value, up to $500 annually per referring customers. Please include a section on the Robinhood Referral Program and ensure your revised disclosure addresses the following:
●    Provide a full description of the terms and features of the referral program, including how and when you issue the credits of stock rewards;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
●    Reconcile your disclosure with your website, which states the stock could be valued up to $225;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
●    Explain how you determine which stock reward to grant and how you determine the value, also addressing whether the referring or referred customer have to provide consideration in any form;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
●    Explain whether the stock reward is granted from your stock referral inventory or if you purchase the reward from the market;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
●    Tell us how you are accounting for and value the stock referral inventory as well as how you record the stock reward when you grant it to the referring and referred customer;
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Registration Statement.
●    Explain how you determine which customer gets a particular share and further explain what you mean by “up to $500 annually per referring customer.” In other words, explain whether these credits granted are on an annual basis or on a one time basis; and
●    Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
●    Discuss all of the costs affiliated with the program and explain your accounting treatment and recognition for such costs. In this regard, clarify where the related costs (e.g., stock referral inventory, gain/loss on stock referral inventory issued as rewards, etc.) are reported within your financial statements.
●    Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and F-15 of the Revised Registration Statement.
Please also provide us your analysis how the offer and sale of stock rewards under the referral program complies with Section 5 of the Securities Act.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the referral program complies with Section 5 of the Securities Act because, even if the referral program does involve an “offer and sale” of a security under Section 5 of the Securities Act, such offer and sale is not subject to the registration requirements of Section 5 of the Securities Act because it is exempt under Sections 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act.
Section 5 of the Securities Act requires all offers and sales of securities in interstate commerce to be registered, unless an exemption from registration is available. Stock rewards in the referral program are granted by RHF to customers free of charge and customers that receive stock rewards do not provide RHF with any monetary payments and customers have no advance knowledge or control over the market value of the stock reward they may receive or any ability to influence which issuer’s stock may be received as the stock reward. The Company respectfully submits that the proposition that in making referrals customers are making investment decisions of the type contemplated by Section 5 of the Securities Act is—at best—highly attenuated. Therefore, the Company believes that the grant of shares in the referral program should not constitute an offer and sale for purposes of Section 5 of the Securities Act. However, even if the Staff views the referral program to involve an “offer and sale” of a security, the Company respectfully advises the Staff that the referral program is exempt under Sections 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act.
Section 4(a)(1) exemption
Section 4(a)(1) of the Securities Act exempts “transactions by any person who is not an issuer, underwriter or dealer.”

Under Section 2(a)(4) of the Securities Act, an “issuer” means “every person who issues or proposes to issue any security.” RHF, the entity which grants stock rewards to customers, does not constitute an “issuer” under the Securities Act with respect to the stock rewards because the shares delivered as stock rewards are not shares that are issued by RHF, but rather shares issued by other companies—specifically, companies whose shares of stock are widely held among customers’ accounts (i.e., held by at least 5,000 customers). RHF acquires shares from such companies on the open market and holds such shares until it grants them as stock rewards through the referral program.
Under Section 2(a)(11) of the Securities Act, an “underwriter” means “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.” The issuance of the stock rewards to customers in the referral program is not in connection with the distribution of such stock. Each stock reward is chosen randomly from RHF’s inventory of settled shares, which includes shares purchased by RHF on the open market as described above or as part of its brokerage activities. The stock rewards are not purchased (i) in consultation or under an agreement with any issuer of any such stock, (ii) in connection with any primary distribution of any such stock or (iii) in connection with any secondary distribution of any such stock from any “affiliates” of the applicable issuers. As a result, the Company does not constitute an “underwriter” for purposes of Section 2(a)(11).
Under Section 2(a)(12) of the Securities Act, a “dealer” means any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person. Although RHF is a licensed introducing broker-dealer, the stock rewards granted to customers are not granted in connection with its broker-dealer activities. In particular, when RHF purchases the stock to be granted in connection with the referral program, such stock is not being purchased for purposes of dealing or trading such stock, but rather for the purpose of facilitating the grant, free of charge, of such stock by RHF to its customers as a reward for their efforts in referring friends, family members or other colleagues to the Company’s platform. Thus, the Company believes the grant of shares in the referral program should be exempt under Section 4(a)(1) of the Securities Act.
However, even if RHF could be considered to be acting as a “dealer” in connection with the referral program, the Company respectfully advises the Staff that any offer and sale of securities under the referral program is not subject to the registration requirements of Section 5 of the Securities Act because these transactions are exempt under Section 4(a)(3) of the Securities Act, as discussed below.

Section 4(a)(3) exemption
Section 4(a)(3) of the Securities Act exempts “transactions by a dealer (including an underwriter no longer acting as an underwriter in respect of the security involved in such transaction), except—(A) transactions taking place prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter, (B) transactions in a security as to which a registration statement has been filed taking place prior to the expiration of 40 days after the effective date of such registration statement or prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter after such effective date, whichever is later [...] or such shorter period as the Commission may specify by rules and regulations or order, and (C) transactions as to securities constituting the whole or a part of an unsold allotment to or subscription by such dealer as a participant in the distribution of such securities by the issuer or by or through an underwriter.” Under Section 2(a)(12) of the Securities Act, a “dealer” is means any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.
RHF, which is the entity that acquires the stock to be granted as stock rewards to customers, is a “dealer” as defined in Section 2(a)(12) of the Securities Act. While the Company believes that the grant of stock rewards in the referral program is not done as a part of RHF’s broker-dealer activities, even if the stock rewards were to be deemed to be granted by RHF as part of its broker-dealer activities—thereby precluding the Company from relying on the Securities Act 4(a)(1) exemption—the referral program involves transactions by a “dealer”, thus exempting the grant of stock rewards to customers from the requirements of Section 5 of the Securities Act pursuant to Section 4(a)(3). RHF reviews the grants of stocks rewards under the referral program to assess whether such grants constitute any of the transactions ineligible for the Section 4(a)(3) exemption as set forth under Sections 4(a)(3)(A) to 4(a)(3)(C) and as such, the Company believes that RHF does not make such grants in a manner that would constitute any such transactions.
Common Industry Practice
In addition to the foregoing, the Company respectfully submits that free stock rewards are currently offered by many other broker-dealers without registration of such stock rewards, including, but not limited to, Webull, Public, Groundfloor, M1 Finance, SoFi Invest, Nvstr, Firstrade and Acorns.
Conclusion
For the foregoing reasons, Company respectfully advises the Staff that, even if the referral program does involve an “offer and sale” of a security under Section 5 of the Securities Act, such offer and sale is not subject to the registration requirements of Section 5 of the Securities Act because it is exempt under Section 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act.

4.    We note the substantial number of graphics in the gatefold and throughout the prospectus, including key performance indicators without accompanying narrative disclosure and numerous customer testimonials. Please revise to ensure that any graphics and accompanying text provide a balanced view of Robinhood and its business. Please also ensure that graphics including metrics and other key numbers include cross-references to their respective definitions and that customer testimonials are not so extensive that they obscure other prospectus disclosure and do not otherwise include information taken out of context. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.
Response: In response to the Staff’s comment, the Company has revised the graphics to (i) reduce the number of customer testimonials throughout the Revised Registration Statement in order to not obscure other disclosure, (ii) include clear cross-references to the definitions or explanations of any key performance metrics of the Company, including where investors can find narrative descriptions of such metrics, on the last page in the gatefold of the Revised Registration Statement and (iii) clarify the presentation of any statistical data, including by footnoting the corresponding periods or dates relevant to such data.
The Company respectfully advises the Staff that the depictions of products and screenshots of the application contained throughout the Revised Registration Statement, which were generally also included in the Initial Registration Statement, accurately portray products and images that actually exist or appear on the Company’s platform. These depictions have been included in the Revised Registration Statement in order to provide investors with a better understanding of how the Company’s platform and products look and function. Moreover, the Company respectfully advises the Staff that it believes that the remaining customer testimonials in the Revised Registration Statement, which reflect accurate and real customer testimonials, fairly represent the Company’s overall customer base and their experiences on the Company’s platform.
Market, Industry and Other Data, page ii
5.    It is not appropriate for either you or the underwriters to disclaim the accuracy or completeness of the prospectus disclosure. Please revise the carryover paragraph on pages ii – iii accordingly.
Response: The Company has removed references disclaiming the accuracy or completeness of the prospectus disclosure to address the Staff’s comment.
Prospectus Summary, page 1
6.    Please revise to provide balanced disclosure in your Summary, Business and MD&A sections by discussing material challenges and obstacles you face in light of recent events and the reputational risks described in the risk factors. For example, address changes you have made, are in the process of making, or plan to make in response to complaints about limited customer support. We also note from media accounts that you have removed from the app “digital confetti” and other behavioral prompts in response to criticisms that they lead to “gamification” of trading.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the Summary, Business and MD&A sections to provide balanced disclosure that addresses material challenges and obstacles and reputational risks it faced, including, among other things, the March 2020 Outages, the April-May 2021 Outages, the 2021 Trading Restrictions, the complexity of its options offerings and related concerns about limited customer support and controversial customer communications and displays. Please see, for example, pages 8-9, 147, 154 and 158 of the Revised Registration Statement.
7.    Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the filing.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Registration Statement to include an organizational chart portraying the Company’s corporate structure and illustrating the relationships of the various entities that are active in the Company’s business and discussed throughout the Revised Registration Statement.
Financial Tool to Financial Network, page 3
8.    We note that over 80% of new funded accounts in 2020 were from customers joining your platform organically or through your referral program. Please revise, here and elsewhere as necessary, to provide a clear definition of “organic growth.” In addition, clarify if a user (or customer) may have multiple funded accounts (e.g., equity, options, cryptocurrency, cash management, Robinhood Gold, etc.).
Response: In response to the Staff’s comment, the Company has added a definition for “organically” acquired customers to the Revised Registration Statement, including on page 114. The Company has also revised the definition for “Funded Account”, which appears on pages 24 and 117 of the Revised Registration Statement, to clarify that a customer is able to use a single account to access all of the products on the Company’s platform. The Robinhood platform is designed for each customer to have only one Robinhood account. Customers must provide a social security number as a part of the account registration process, and no more than one account can be assigned to any social security number.
Our Opportunity, page 5
9.    Please place the second bullet point in context by including disclosure regarding the volume of cryptocurrency trading on the RHC platform, the percentage of Assets Under Custody represented by cryptocurrency, and the percentage of transaction-based revenue attributable to cryptocurrency trading.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118, 124 and 128 of the Revised Registration Statement.
Implications of Being an Emerging Growth Company, page 11
10.    Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact J. Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will supplementally provide copies of all written communications presented by the Company or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.
Summary Historical Consolidated Financial Data and Other Data, page 16
11.    Please revise your tabular presentation to include net income (loss) per share information, here and within your Quarterly Consolidated Statements of Operations on page 114.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the Revised Registration Statement to provide net income (loss) per share information annually. However, given the presentation of quarterly results of operations data is not required to be presented in the context of an initial public offering under Item 302(a) of Regulation S-K, the Company respectfully submits that the presentation of specific line items is at the discretion of the Company. In addition, although the requirements of Item 302(a) do not apply to registrants conducting an initial public offering, the Company respectfully notes that Item 302(a), when applicable, provides that “[w]hen there are one or more retrospective changes to the statements of comprehensive income for any of the quarters within the two most recent fiscal years or any subsequent interim period for which financial statements are included or are required to be included by §§ 210.3-01 through 210.3-20 of [Article 3 of Regulation S-X] that individually or in the aggregate are material, a registrant is required to disclose, for each affected quarterly period and the fourth quarter in the affected year, [...] earnings per share reflecting such changes.”11 The Company does not consider quarterly net income (loss) per share data to be material to an investor’s understanding of the Company’s financial statements, and therefore does not view this disclosure to be necessary. Moreover, the Company respectfully notes that, based on its review of initial public offerings of peer technology companies, the inclusion of quarterly net income (loss) per share data is not customary.
11 Item 302(a) of Regulation S-K (emphasis added).

Key Performance Metrics, page 18
12.    We note your key performance metrics in the table provided, please address the following:
●    In regard to Note (1) to the table, revise to disclose the reasons that would cause a funded account to have a balance below zero. Quantify the number of accounts and aggregate account balances at the respective periods ended. Tell us the steps taken to collect the balances owed and where such amounts are recorded in your financial statements.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 and 117 of the Revised Registration Statement to disclose that Fraudulent Deposit Transactions and, less commonly, margin loans would cause a Funded Account to have a balance below zero, and has revised the disclosure on pages 124 of the Revised Registration Statement to describe the steps the Company takes in response to such Fraudulent Deposit Transactions and where the balances owed are recorded in the Company’s financial statements. However, the Company respectfully advises the staff that the Company does not present the number of Funded Accounts with balances below zero and aggregate of those account balances at the respective periods ended because the Company considers such amounts to be immaterial, and therefore does not view disclosure of such items in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. For example, as of December 31, 2020 and March 31, 2021, the number of such Funded Accounts was approximately 75,000 and 90,000, representing approximately 0.6% and 0.5% of Net Cumulative Funded Accounts, respectively, and the aggregate balances of such Funded Accounts were ($33.5) million and ($29.9) million, representing approximately 1.0% and 0.6% of total receivable from user, net, respectively.
●    Note (2) to the table specifies that MAU is for the month of December in each respective period. Revise your table to also include the MAU for the fiscal year.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not present MAU for the fiscal year because it believes that investor understanding of the Company’s business performance would not be meaningfully advanced by such presentation due to the material fluctuations in MAU from month to month within a fiscal year. However, the Company has added a chart on page 114 of the Revised Registration Statement setting forth MAU on a monthly basis for the period starting January 2017 through March 2021, which it believes will enhance investor understanding of the fluctuations in MAU over that time period.

●    Revise your table to also include a separate metric for MAU with funded accounts.
Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company does not track MAU with Funded Accounts as a separate metric, because the Company considers MAU to be a useful indicator for customer engagement with the Company’s platform beyond the intent to trade or purchase the Company’s products. For example, MAU also captures users who access Robinhood Learn articles through the Company’s platform or receive referrals without being funded, both of which are intended uses of the platform, even if funds have not been deposited. The Company believes that Net Cumulative Funded Accounts and Assets Under Custody separately serve as metrics that enhance investor understanding of how the number of Funded Accounts affects the Company’s business performance.
●    Revise your table to also include a separate metric for daily customers and provide a note differentiating this metric from MAU.
Response: In response to the Staff’s comment, the Company has added a chart setting forth daily active users (“DAU”) on a monthly basis for the period starting January 2017 and has provided a definition of DAU that differentiates such metric from MAU, in each case on page 114 of the Revised Registration Statement.
●    In regard to Note (3) to the table, revise to quantify each asset class within your assets under custody (i.e., equities, options, cryptocurrency and cash held by users in their accounts, net of customer margin balances).
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Registration Statement.
Risk Factors, page 23
13.    We note several risk factors in which you describe the risks that payment for order flow may be subject to greater regulation or disfavored by customers. Please add a risk factor describing risks to investors from payment for order flow practices, including the potential for conflicts of interest on the part of market-makers. Please also describe the risks to the extent that transaction-based revenues are derived from a limited number of market- makers.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the risk factor titled “Risk Factors—Risks Related to Our Business—Because a majority of our revenue is derived from PFOF, reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity” on pages 32-34 of the Revised Registration Statement.

Our compliance and risk management policies and procedures, page 58
14.    Please place this risk factor in context by describing specific compliance risks associated with your various lines of business. For example, describe the risks associated with your fractional share program, including risks associated with the failure to report trades to trade execution facilities or comply with other public reporting requirements.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of the Revised Registration Statement.
Use of Proceeds, page 89
15.    To the extent known, please quantify the estimated amount of proceeds to be used for capital expenditures and to fund the tax remittance obligations described in the third paragraph.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Registration Statement. The Company supplementally advises the Staff, that at the current time, the Company has no specific plans for the proceeds from this offering other than the uses disclosed in the Revised Registration Statement and has not quantified the amounts for any of these uses other than the amounts estimated to be used to fund the tax remittance obligations related to the settlement of the IPO-Vesting Time-Based RSUs and Market-Based RSUs for which all vesting conditions will be satisfied in the offering as described in the Revised Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 102
16.    Please briefly explain the importance of Monthly Average Users to the management of your business and explain how MAU correlates to growth in cumulative net deposits, revenue, and other key performance indicators. In addition, please further define the nature of the activity that counts a user as being “active.” That is, clarify whether these users are recurring, indicate why a user would remain active on a monthly basis and disclose whether there is a requirement to access your platform on a monthly basis. Please also balance your discussion of MAU growth by briefly discussing the limitations of the metric, including that it does not measure the depth or quality of the user’s experience.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 117-118 of the Revised Registration Statement.

Our Business Model
New Customer Growth, page 103
17.    Please substantiate that your platform has “high engagement” and briefly discuss how you measure potential customer engagement and the extent to which customer engagement correlates to revenues.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 116, as well as the definition of “MAU” on page 117, of the Revised Registration Statement, to disclose the extent to which customer engagement correlates to revenues and the disclosure on page 116 of the Revised Registration Statement to include a cross-reference to the disclosure under the heading “Business—What Sets Us Apart—Financial Services at Internet Scale,” which describes how the Company measures potential customer engagement.
The Company respectfully notes for the Staff that in the disclosure on pages 156-157 of the Revised Registration Statement under the heading “Business—What Sets Us Apart—Financial Services at Internet Scale”, the Company describes multiple measures through which it tracks its customers’ level of engagement (e.g., the frequency with which the Company’s customers visit the Company’s app and the number of potential and existing customers that adopted the Company’s Cash Management offering, participated in fractional trading, subscribed to Robinhood Snacks’ newsletter and podcast, downloaded the Snacks daily podcast and viewed educational articles on Robinhood Learn). One such measure of engagement is the number of times that the Company’s customers open the Robinhood app per day, based on benchmarking data collected and produced by App Annie, a third-party provider of mobile data and analytics (the “App Annie Data”). According to the App Annie Data, and as disclosed on page 156 of the Revised Registration Statement, during the fiscal year ended December 31, 2020, the average number of daily sessions for the Company’s customers was nearly seven, which is approximately two to four times higher than those of leading fintech companies identified by App Annie during that same period. Accordingly, the Company believes that its user engagement can be qualitatively described as “high.”
18.    Please disclose and discuss the changes in the incurred average customer acquisition costs for fiscal 2019 and 2020, as well as the revenue payback period recognized for the year ended December 31, 2020. Please also briefly explain the significance of reducing average revenue payment period, quantify the efficiencies in marketing expenses as a result, and discuss whether you expect this trend will continue.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114-115 and 118 of the Revised Registration Statement.
Customer Relationship Expansion, page 104
19.    Please quantity cumulative net deposits by cohort for each year presented in the chart on page 104. To the extent material, discuss any reasons for variances among different cohorts in year over year growth. Similarly, please revise the Annual Revenue by Annual Cohort chart on page 105.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117 of the Revised Registration Statement to quantify cumulative net deposits and annual revenue by cohort for each year presented in the relevant charts on such pages. The Company also respectfully advises the Staff that, due to the variety of factors that may impact each cohort’s behavior, it is difficult and impractical for the Company to identify and validate reasons for any variances among different cohorts in year over year growth. In addition, the Company believes that the disclosed analysis with respect to cohorts in the Revised Registration Statement, such as cumulative net deposits by cohort, revenue by cohort and average revenue payback periods for monthly cohort, is more helpful and material to investors in understanding the Company’s business performance and making an informed decision as to whether to invest in the Company’s Class A common stock, as compared to any identification of reasons for variances among different cohorts.
Annual Revenue by Annual Cohort, page 105
20.    Please disclose the average revenues per user for the periods and provide expanded disclosure discussing how the increases in both net cumulative funded accounts and monthly average users correlate with the increases in revenues being recognized.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 117 and 156-157 of the Revised Registration Statement, including the chart entitled “Annual Revenue by Annual Cohort” on page 117, as well as the definition of “MAU” on pages 24 and 117-118.
21.    Please disclose the amount of cash outflows due to debit card transactions as well as identifying the associated debit card fees recognized in each period.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers the amount of cash outflows due to debit card transactions as well as revenues derived from debit card transactions and associated debit card fees recognized in each period to be immaterial to the Company, and therefore does not view disclosure of such items in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. For example, for the three months ended March 31, 2021, the total amount of cash outflows due to debit card transactions were $431.3 million, which represents 0.5% of our assets under custody as of March 31, 2021, and total revenue derived from debit card transactions and associated debit card fees recognized for the same period was $1.5 million, which represents less than 1% of the Company’s total net revenues.

Key Performance Metrics
Revenue Payback Period, page 106
22.    We note your discussion of the revenue payback period and how the calculation excludes certain costs. Please revise to explain in sufficient detail how the amounts attributable to each excluded item (i.e., customer goodwill, gains/losses on stock referral inventory, and headcount, occupancy and depreciation attributed to the marketing team) are determined and allocated.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Registration Statement.
Key Factors Driving Our Performance, page 107
23.    Please discuss, including quantitatively where possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your general discussion of key drivers, including seasonality, consumer behavior, market trends, and macroeconomic events, your disclosure in the carryover risk factor on pages 24-25 that you expect growth rates of revenue, MAUs, AUC, and Net Cumulative Funded Accounts to decline in future periods, and the impact of the pandemic you discuss in the carryover risk factor on pages 32-33. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119-121 of the Revised Registration Statement.
Investing in Our Platform, page 108
24.    Please quantify the estimated investments in platform capabilities and regulatory and compliance functions and discuss the key milestones and time frames to implement each investment. To the extent this is not yet known, briefly describe the factors you will consider in determining the amount and timing of these investments.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Registration Statement. The Company respectfully advises the Staff that, while the Company has noted time frames to implement certain investments in such revised disclosure where possible, due to the continuously evolving regulatory landscape, breadth of the Company’s growth strategies with respect to expanding its platform capabilities and regulatory and compliance functions, the ongoing investments in these areas and the quickly evolving nature of the Company’s business and such investments, the Company is unable to provide estimated time frames to implement certain other investments in the Revised Registration Statement and does not believe specific time frames would meaningfully enhance a potential investor’s understanding of the Company.
Revenues
Transaction-based revenues, page 109
25.    We note your disclosure that 75% of your revenues are derived from payment for order flow. Please identify the participating market-makers and disclose the percentage of revenues attributable to each respective market-maker.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 and F-49 of the Revised Registration Statement to identify each executing broker from which we had revenues that exceeded 10% of total revenue for the relevant period.
Revenues, page 111
26.    We note your discussion of transaction-based revenues. Please revise to address the following:
●    Discuss and disclose the transaction-based revenues for equities, options and cryptocurrencies separately for the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 128 of the Revised Registration Statement.
●    Provide a more granular discussion of the changes in transaction volumes along with average fee rates for the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 128 of the Revised Registration Statement to provide a more granular discussion of the changes in transaction volumes. However, the Company respectfully advises the Staff that it does not believe that providing average fee rates for the periods presented would provide material information for investors to make an informed decision as to whether to invest in the Company’s Class A common stock. In particular, the fee structures related to our transaction-based revenue have changed over the periods presented and may further change in the future. For example, for equities, we previously collected fees on a per share basis and, at other times, our fee was based on the notional amount of the trades executed; by contrast, our current transaction fees for equities are based on the size of the publicly quoted bid-ask spread for the security being traded. Therefore, presenting the changes in the average fee rates for each of the periods presented may be misleading or even confusing to investors because we have made changes to the underlying business and related factors that directly impact our transaction-based revenues, thereby preventing a straight-forward period-over-period comparison. The Company believes the key variables impacting changes in revenue have been disclosed in the Revised Registration Statement.

●    Explain and quantify how the fractional shares program impacts your transaction- based revenues, and provide volume and fee rate information.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Registration Statement.
27.    Please revise to separately discuss and quantify the interest revenues recognized on securities lending activities, margin loans as well as amounts earned related to cash and deposits with clearing organizations for the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 and 129 of the Revised Registration Statement.
28.    Please revise to disclose the loan margin balances outstanding at each period as well as the average interest rate on these loans.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 and 129 of the Revised Registration Statement.
29.    Please revise to disclose the interest expense recognized on the revolving credit facilities in each period presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 and 129 of the Revised Registration Statement.
30.    We note your discussion of other revenues. Please revise to address the following:
●    Separately discuss and quantify the Robinhood Gold subscription revenues and the proxy rebate revenues recognized for the periods presented.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers revenues derived from Robinhood Gold and proxy rebates to be immaterial to the Company, and therefore does not view disclosure of such items in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. For example, for the three months ended March 31, 2021, total revenue derived from Robinhood Gold subscriptions was $17.7 million and total revenue derived from proxy rebates was $6.2 million, which represents approximately 3% and 1% of the Company’s total revenues, respectively.
●    Expand your disclosure to quantify the number of Robinhood Gold subscribers for each of the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 and 129 of the Revised Registration Statement.

●    Describe the nature of proxy rebate revenue and expand your revenue recognition policy within your notes to the consolidated financial statements to describe how your account for this revenue stream.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers revenues derived from proxy rebates to be immaterial to the Company and therefore does not view detailed disclosure of the nature of proxy rebate revenue or of the accounting policy related thereto to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. As noted above, as of March 31, 2021, total revenue derived from proxy rebates was $6.2 million, which represents approximately 1% of the Company’s total revenues.
Operating Expenses, page 112
31.    Please revise to separately discuss and quantify the changes in the individual cost components for each operating expense identified for the periods presented.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it has already disclosed the material changes in the individual cost components for each operating expense on pages 126-127 and 130-131 of the Revised Registration Statement. For example, on page 130 of the Revised Registration Statement the Company has disclosed that the $65.6 million increase in brokerage and transaction costs for the year ended December 31, 2020 was primarily due to an increase of $31.6 million in clearing fees, an increase of $10.5 million in regulatory fees, and an increase of $9.6 million in market data fees. The Company does not consider any other single cost component that contributed to the remaining $13.9 million in increased brokerage and transaction costs to be material, and therefore does not view any additional disclosure in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. For example, debit card processing fees, which is the largest contributing component of such $13.9 million, was $3.3 million (or 23% of such $13.9 million) for the year ended December 31, 2020.
32.    Please revise to provide a more thorough discussion of the nature of Fraudulent Deposit Transactions, the frequency of these transactions, how you determine the credit losses for these transactions and the reasons for the increase in the provision for credit losses. Further quantify the amounts recognized in each period and the steps being taken to reduce or remediate these issues.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 122, 126, 130, 134, F-10, F-11, F-21 and F-51 of the Revised Registration Statement.

33.    Please revise to provide a specific and through discussion of the margin lending business addressing the collateral requirements as well as the procedures in place to prevent losses.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Revised Registration Statement and included a cross-reference to this revised disclosure on page 126.
34.    Please revise to provide an aging analysis of the unsecured receivable balances as well as a rollforward of the allowance for credit losses for the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 and F-14 of the Revised Registration Statement and notes that rollforward of the allowance for credit losses are presented on page F-21 and F-51 for the periods. With respect to the Staff’s comment relating to the aging analysis of the unsecured receivable balances, the Company does not use an aging analysis to estimate credit losses. Rather, as disclosed on page F-14 of the Revised Registration Statement, the Company records credit losses for receivables immediately when they become unsecured. Therefore, the Company has not presented any such aging analysis in the Revised Registration Statement. Moreover, the Company respectfully advises the Staff that it believes that investor understanding of the Company’s credit losses would not be meaningfully advanced by such presentation.
Expanding Internationally, page 136
35.    Please clarify your plans to pursue international expansion, including the time frame and factors you consider in determining whether to proceed.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Revised Registration Statement. The Company also respectfully advises the Staff that, as noted in the revised disclosure, the timing related to realizing any plans to pursue international expansion are uncertain, as such plans are dependent on a variety of external factors, including, among other things, the need for the Company or its subsidiaries to obtain required regulatory approvals, authorizations, licenses and consents, the need to obtain intellectual property rights abroad, and the identification of and successful entry into new business partnerships with third-party service providers that would be necessary to provide the Company’s products and services in the relevant local market. For these reasons, the Company is unable to provide a specific time frame for any future international expansion at this time and does not believe that any specific time frames to pursue international expansion would meaningfully enhance a potential investor’s understanding of the Company.
Our Commitments and Responsibilities, page 137
36.    Please refer to “Quality Execution” on page 138. To the extent you believe your execution quality exceeds your duty under the federal securities laws to regularly and rigorously review execution quality, please briefly describe how so and discuss your basis for this belief.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is committed to seeking best execution of customer orders in compliance with the SEC guidelines and FINRA rules. In compliance with such obligations, the Robinhood Subsidiaries regularly and rigorously review the execution quality that they obtain from market venues. The goal of the Robinhood Subsidiaries is to obtain customer executions at the best available bid and ask prices (the “NBBO”) when buying and selling securities for customers, or better. Based on the Robinhood Subsidiaries’ execution quality statistics provided by an external, independent vendor, S3 Matching Technologies, for the three months ended December 31, 2020, 94.53% of all customer orders were executed at the NBBO or better and, for every 100 shares traded, the Robinhood Subsidiaries saved customers, on average, $1.93 by filling customer orders better than the NBBO. In addition, according to S3 Matching Technologies, for the three months ended December 31, 2020, the effective spread over the quoted spread, which represents how much price improvement was received on an order (lower is better), was 49.61%. The Company believes that such statistics are evidence that the Robinhood Subsidiaries are meeting their best execution obligations. The Company also advises the Staff that it does not believe its disclosure in the Revised Registration Statement states or implies that the Robinhood Subsidiaries exceed their duties under applicable rules and regulations in these areas.
37.    Please discuss your investment in expanding customer support functions, including estimated expenditures, material milestones, and the time frame for implementation.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 170 of the Revised Registration Statement.
Robinhood Crypto, page 141
38.    Please revise your disclosure to describe in greater detail how cryptocurrency trading works through your platform, including the roles played by your affiliates, third-party banks, and trading venues in facilitating cryptocurrency trades.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164-165 of the Revised Registration Statement.
39.    We note your disclosure that you intend to provide your customers with the ability to deposit or withdraw your seven traded cryptocurrencies into or from your platform in the future. Please revise to disclose your anticipated time frame for providing this service, including any specific milestones and the anticipated costs associated with it.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164-165 of the Revised Registration Statement to describe the categories of such service that the Company plans to invest in. However, the Company respectfully advises the Staff that it is unable to provide the anticipated costs associated with such plans because it has not quantified and verified any such costs internally at this time and believes that disclosing any estimation of such costs in the Revised Registration Statement at this time may be misleading to investors. In addition, the Company is unable to provide an anticipated time frame for providing such service because, among other things, the time frame is significantly dependent on the receipt of requisite regulatory approvals and the Company’s hiring of appropriate personnel, the timing of which is uncertain.
40.    Please discuss here crypto asset forks and airdrops and describe the criteria you use in determining whether to support forked or airdropped crypto assets. Please also explain the potential impact of such determinations on your customers. We note your statement in the first full risk factor on page 64 that you may not wish or be able to support an asset resulting from the fork of a network.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the risk factor entitled “Risk Factors—Risks Related to Our Cryptocurrency Products and Services—A temporary or permanent blockchain “fork” could adversely affect our business” on pages 71-72 of the Revised Registration Statement to further describe the criteria RHC uses in determining whether to support forked cryptocurrencies and the potential impact of such determinations on customers. The Company also respectfully advises the Staff that because RHC does not provide its customers with their own wallets, third-party distributions of cryptocurrencies to customer wallets (each, an “airdrop”) are not supported by RHC. However, on a case-by-case basis, RHC may, but is not required to, support cryptocurrencies resulting from a protocol split (a “fork”) that derive from supported cryptocurrencies on the Company’s platform.
Among RHC’s top priorities is the safety of customer funds, and it spends extensive time designing, building, testing, reviewing and auditing its systems to ensure that the cryptocurrencies it supports remain safe and secure. Whether RHC is obligated to provide services for a new and previously unsupported cryptocurrency is a question of contract, as recognized in a recent published ruling of the California appellate courts.12 The RHC User Agreement, which each customer must enter into in order to trade
12 See Archer v. Coinbase, 53 Cal App. 5th 266 (App. 1st Dist. 2020) (granting summary judgment in favor of Coinbase based in part on a lack of an affirmative obligation for Coinbase to support a Bitcoin Gold fork, citing the Customer Agreement which did not “contain a provision requiring it to support or provide services for any particular digital currency created by a third party” and that “Coinbase has no duty or obligation to support every new digital currency that is created”). See also BDI Capital, LLC v. Bulbul Investments LLC, 446 F.Supp.3d 1127, 1138, 2020 WL 1161100 at p.10 (holding that online digital currency exchange platform had no obligation in connection with the support of an airdrop unless it undertakes affirmatively to support them).

cryptocurrencies on the Company’s platform, clearly indicates that (i) RHC has the sole discretion to determine whether RHC will support a forked network and the approach to supporting such forked cryptocurrencies, (ii) RHC is unlikely to support most forked networks and (iii) RHC may temporarily suspend trading for a cryptocurrency whose network is undergoing a fork without advanced notice to the customer while RHC determines which, if any, forked network and forked cryptocurrencies to support on the platform.
There are several considerations that RHC considers as part of a general cryptocurrency approval policy, which may operate to limit RHC’s ability to support forks. These considerations include security or infrastructure concerns that may arise with the integration of any new asset into the technical infrastructure that allows the Company to secure customer assets and to transact securely in corresponding blockchains. Further, RHC generally does not support a forked cryptocurrency that does not have support from a majority of the affiliated third-party miner and developer community. Specifically, in making a determination on whether to support a forked network and the forked cryptocurrencies, RHC first considers whether the fork results in one or more viable networks that would provide material asset value for the Company’s customers who held pre-forked cryptocurrencies. After a fork, if a consensus emerges among third-party miners and developers where only one network has broad support and there is a liquid trading market for the cryptocurrency, RHC would consider resuming and supporting normal trading operations for that cryptocurrency. In the event that a fork results in two viable networks supported by third-party miners and developers and for which there are healthy and liquid trading markets for the forked cryptocurrencies, in each case that would independently provide material asset value to the Company’s customers who held pre-forked cryptocurrencies, RHC would consider making a determination about whether to list for trading each post-forked asset under the Framework, including a review by the Committee in accordance with the standards and considerations set forth therein (as discussed in the Company’s response to the Staff’s comment #2 above).
If RHC elects to support a forked cryptocurrency, customers that held the underlying cryptocurrency at the time of the fork (the “Determination Date”) would be credited with the forked cryptocurrency, notwithstanding that such customer may have sold or otherwise removed the underlying cryptocurrency from the platform subsequent to the Determination Date. In such circumstances, crediting of cryptocurrencies is intended to occur automatically and generally does not require particular action from the affected customer. In the event that the cryptocurrency resulting from a fork does not meet RHC’s listing requirements, RHC may in the future offer more limited services, such as the ability to withdraw the asset from the platform, or provide no support for the cryptocurrency.

Certain Relationships and Related Person Transactions
Convertible Note and Warrant Financings, page 182
41.    We note the issuances of two tranches of convertibles notes and warrants in February 2021. Please revise to indicate if the convertible notes were issued with a beneficial conversion feature and if so, discuss the accounting and your consideration of ASC 470- 20 and ASC 815-15. In addition, clarify how the company will account for the warrants issued with the convertible notes.
Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 5 to the condensed consolidated financial statements on pages F-53-54 of the Revised Registration Statement to include a description of the accounting treatment of the convertible note and warrant financings. The Company has also included cross-references to this revised disclosure on page 209 of the Revised Registration Statement.
With respect to the Staff’s comment relating to the beneficial conversion feature, the Company respectfully advises the Staff that it elected to early adopt Accounting Standard Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity on January 1, 2021 as disclosed in Note 2 to the consolidated financial statements on page F-49 of the Revised Registration Statement. ASU 2020-06 eliminated the beneficial conversion accounting model for convertible instruments. The convertible notes and warrants were issued in February 2021, after the Company early adopted ASU 2020-06; as a result, the Company believes that the beneficial conversion feature guidance is not applicable.
As disclosed in Note 10 to the condensed consolidated financial statements on page F-58 of the Revised Registration Statement, the warrants will become exercisable for shares of the Company’s Series G-1 redeemable convertible preferred stock upon the occurrence of certain events. As these events are not solely within the control of the Company, in accordance with ASC 480-10-55-33, the Company accounted for the warrants as a liability.
Third-Party Tender Offers and Secondary Sales, page 182
42.    We note your discussion of the 2019 Tender Offer; however, it is not clear why the 2020 Tender, as discussed on page F-30 and F-32 (Share-Based Compensation and Related Party Transactions, respectively) has not been disclosed here as well. Please revise to disclose the terms of the 2020 Tender Offer, or explain why this information has been excluded.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disclosed the 2019 Tender Offer because our co-founder and CEO, Vladimir Tenev, and our co-founder and Chief Creative Officer, Baiju Bhatt, who are both considered “related persons” (as defined in the Instructions to Item 404(a) of Regulation S-K) participated in the transaction. The Company respectfully advises the Staff that the 2020 Tender Offer did not involve any person that is or was a “related person” (as defined in the Instructions to Item 404(a) of Regulation S-K) as a party to the transaction and, therefore, is not required to be disclosed as a related person transaction in the Revised Registration Statement.
Description of Capital Stock, page 186
43.    You state that the disclosure in this section is qualified in part by reference to applicable provisions of the Delaware General Corporation Law. It is not appropriate to qualify prospectus disclosure by reference to information not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Revised Registration Statement.
Notes to the Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-9
44.    Please revise to disclose your revenue recognition policy for your fractional shares program.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Registration Statement.
45.    We note from the fee schedule presented on your website that you charge regulatory trading fees (e.g., Regulatory and TAF, etc.). Please revise your policy disclosure to explain your accounting treatment and clarify where those amounts are reported in your statements of operations.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that RHS is assessed certain volume-based fees by the SEC and FINRA based on customer trade activity (the “Trading Activity Fees”). The Trading Activity Fees are passed through to customers on a trade-by-trade basis. As discussed in Section 5, ASC 606- 10-32-2, “The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes).” Accordingly, as the Trading Activity Fees charged to customers are being collected on behalf of third parties, the Company does not record revenue for the Trading Activity Fees charged to customers. At times, there are rounding differences between the Trading Activity Fees charged and the amounts charged to customers as the fees charged by our regulators are sometimes less than one cent and the Company cannot charge customers for amounts less than one cent. These amounts are immaterial and are recorded in brokerage and transaction expenses in the Company’s Statement of Operations.

For the year ended December 31, 2020, the total amount of these regulatory trading fees remitted to the relevant regulatory institutions were approximately $8.7 million, which represents less than 1% of total brokerage and transaction expenses for the same period. Based on the immateriality of this amount, the Company does not view disclosure of such items in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock.
Other Current Assets, page F-15
46.    Please revise to separately disclose the amounts of each component included in the other assets line item (i.e., user-held fractional shares, securities owned by Robinhood for the stock referral program, prepaid expenses, and other receivables, etc.) and clarify whether any of the balances include digital assets. For user-held fractional shares and securities owned by Robinhood for the stock referral program disclose the aggregate fair value and aggregate cost for the periods presented. In addition, quantify gains and losses on securities in the stock referral program and clarify where those gains and losses are reported in your consolidated statements of operations.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-57 of the Revised Registration Statement to separately disclose the amounts of components included in the “other assets” line item. The Company respectfully notes that such revised disclosure reflects the aggregate fair value of user-held fractional shares and securities owned for the Robinhood Referral Program. The Company believes the presentation of cost basis for user-held fractional shares or securities owned for the Robinhood Referral Program is immaterial (and may in fact be confusing) to investors in making an informed decision as to whether to invest in the Company’s Class A common stock. This is because the vast majority of unrealized gains or losses for user-held fractional shares and securities owned for the Robinhood Referral Program are offset by the mark to market adjustment of the fractional share repurchase obligation and accrued stock referral liability, respectively. The Company believes that presenting cost for both assets could lead to the interpretation that there are potential realized gains or losses to be incurred by the Company when that is not the case.
The Company also respectfully advises the Staff that there is no amount of cryptocurrencies included in the “other assets” line items of the Company’s consolidated balance sheet.
Note 10 - Mezzanine Equity, Common Stock and Stockholders’ Deficit
Share-Based Compensation, page F-30
47.    We noted your disclosure of the 2020 Tender Offer and the related accounting treatment. Please revise to quantify the amount of the remaining liability after the repurchase of tendered shares that was reclassified to stockholders’ equity. Disclose where this amount is presented within your consolidated statements of mezzanine equity and stockholders’ deficit and consider disaggregating your disclosure on page F-7, if significant.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of the Revised Registration Statement.
48.    We note your disclosure regarding the 2019 Tender Offer. Provide a comparison of the terms of the 2019 Tender Offer and 2020 Tender Offer, including waivers of transfer restrictions, administration assistance and accounting treatment. Tell us, and revise your disclosure to clarify, if there were any tender offers or similar transactions prior to 2019 (e.g., 2018 Secondary Sales, as discussed on page 183) that may have demonstrated an established pattern of cash settlement of immature shares and stock options. Similar to our comment above, if applicable, disclose where amounts are presented within your consolidated statements of mezzanine equity and stockholders’ deficit and consider disaggregating your disclosure on page F-7, if significant.
Response: Pursuant to ASC 718-10-25-15, the Company accounts for share-based payments based on the substantive terms of its arrangements with employees. The Company acknowledges the Staff’s comment respectfully advises the Staff that the 2018 Secondary and Tender and 2017 Secondary transactions (each, as defined and further described below, and together, the “Pre-2019 Transactions”) were the only tender offers or similar transactions that occurred prior to 2019. With respect to the 2020 Tender Offer, the Company believes that it has established a pattern of cash settlement of immature shares and stock options only during a very discrete set of circumstances in which the Company opens a tender offer in conjunction with preferred stock financing. Prior to the 2020, based on the facts and circumstances outlined below, the Company did not believe it had established a pattern of cash settlement of immature shares and stock options and, accordingly, the substantive terms of its equity plan did not include a contingent repurchase feature.
The Company also respectfully refers the Staff to Appendix A attached hereto for a comparison of the key facts and terms of the Pre-2019 Transactions, 2019 Tender and 2020 Tender, including, among other things, waivers of transfer restrictions and administration assistance.
2017 Secondary
In 2017, the founders, along with certain employee and non-employee shareholders of the Company, sold shares to an existing investor (the “2017 Secondary”). All sellers owned fully vested, unrestricted outstanding shares at the time of the transaction, and only one of the sellers had sold immature shares. The shares owned by the sellers were not subject to any transfer restrictions that required a waiver by the Company to allow the transaction to proceed. The Company’s involvement in the 2017 Secondary was limited to minimal administration assistance, consisting of providing a standard stock purchase agreement and effecting the change of ownership as transfer agent. As the transaction did not require the Company to waive any rights or transfer restrictions or take any similar action, and as the transaction could have proceeded without Company involvement and did in fact have only minimal Company involvement, the Company does not believe this transaction demonstrated a practice of cash settling immature shares and stock options.
2018 Secondary and 2018 Tender
In conjunction with the Series D financing, the founders and certain officers of the Company sold shares to new and existing investors (the “2018 Secondary”). The sellers who took part in the 2018 Secondary owned fully vested, unrestricted outstanding shares and did not sell any immature shares or stock options. Additionally, the Company offered then-current employees the opportunity to participate in a tender offer by new and existing investors that was organized and administered by the Company (the “2018 Tender”). The 2018 Secondary and 2018 Tender closed at separate times but were contemplated and approved at the same time, as evidenced by the fact that both transactions are referenced in, and contemplated by, the purchase agreement relating to the issuance of the Company’s Series D redeemable convertible preferred stock. The differing transaction dates was a result of the time needed to prepare the tender documents and meet all requirements necessary to offer a tender to shareholders.
For the 2018 Tender, the Company set the employment, tenure and individual performance rating requirements, along with the restrictions on the amount of shares that could be tendered. In addition, the Company contracted with a third party to administer the 2018 Tender and was required to waive transfer restrictions on shares held by employees for the transaction to take place. Finally, employees of the Company were able to exercise and sell immature shares as part of the transaction. The Company did not communicate to such employees, nor did the tender documents state, that the Company was under any obligation to provide future opportunities for employees to sell shares. Based on the level of Company involvement and the ability of employees to sell immature shares in the 2018 Tender, the Company determined this was the first instance of demonstrating a practice of cash settling immature shares and stock options.
2019 Tender
In conjunction with the Series E financing, the founders and employees of the Company sold shares to new and existing investors in a tender offer organized and administered by the Company (the “2019 Tender”). The 2019 Tender had materially the same structure as the 2018 Tender (except for the identity of the purchasers and the purchase price) and had the same requirements as the 2018 Tender, except that there was no individual performance rating requirement. In addition, the 2019 Tender had the same level of Company involvement as the 2018 Tender. Consistent with the 2018 Tender, in connection with the 2019 Tender, the Company did not communicate to employees, nor did the tender documents state that the Company was under any obligation to provide future opportunities for employees to sell shares. The Company concluded that this transaction, coupled with the 2018 Secondary and Tender, did not establish a pattern of cash settlement of immature shares and stock options.
2020 Tender
The Company did not facilitate a tender offer in conjunction with the Series F financing in 2020. However, in conjunction with the Series G financing in 2020, employees of the Company sold shares to new and existing investors in a tender offer organized and administered by the Company (the “2020 Tender”). The 2020 Tender was materially the same structure as the 2019 Tender (except for the identity of the purchasers and the purchase price), had the same requirements as the 2019 Tender, and had the same level of Company involvement as the 2019 Tender (and consequently also the 2018 Tender). Based on the similarities among the 2020 Tender, 2019 Tender and 2018 Tender, the Company concluded it had established a pattern of cash settling immature shares and stock options in a discrete set of circumstances in which the Company opened a tender offer in conjunction with a preferred stock financing. That conclusion required modification accounting for the 2020 Tender. Therefore, eligible, immature shares and stock options were accounted for as modified on the date the 2020 Tender was initiated by the Company as described in the footnotes to the audited financial statements for the year ended December 31, 2020.
Accordingly, the Company recorded a liability of $18.6 million, equal to the fair value of the maximum number of immature shares and stock options that could have been redeemed as part of the tender offer. Of this amount, $15.8 million was recognized as shared-based compensation expense as it had not been previously recognized in equity. Following the close of the 2020 Tender, the liability representing the fair value of immature shares and stock options eligible for participation in the 2020 Tender that did not participate was recorded in equity as the employees’ option to cash settle the award had expired.
Note 13 - Commitments and Contingencies
Contingencies, page F-33
49.    We note in certain circumstances (e.g., Potential Resolution of FINRA Matters on page F- 35 and Robinhood Crypto Anti-Money Laundering and Cyber-Related Issues on page F-36) you have recorded accruals representing the bottom of the range of your probable losses. If it is reasonably possible that a loss or an additional loss in excess of the amount of the loss accrued may have been incurred, revise to disclose an estimated range; otherwise, provide a statement that such an estimate of the possible loss or range of loss cannot be made, if true. Refer to ASC 450-20-50-3 through 50-8.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 182, F-37-38 and F-68 of the Revised Registration Statement.

Exhibits
50.    Please file the agreement with Amazon Web Services, the agreements with market-makers relating to payment for order flow arrangements, and the credit facilities described on page 117 as exhibits to the registration statement or, for a particular agreement, tell us why this is not required under Item 601(b)(10) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not consider the October 2019 Credit Facility, the September 2019 Credit Facility or the June 2019 Credit Facility to be material contracts, including due to the limited size of such facilities, and thus does not believe it is required to file such credit agreements as exhibits under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(i)(A) of Regulation S-K provides, in pertinent part, that a registrant must file “[e]very contract that is not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” and, for newly reporting registrants, “every contract not made in the ordinary course of business that is material to the registrant” that was entered into “not more than two years before the date on which such registrant...[f]irst files a registration statement or report”. As of March 31, 2021, the Company’s total assets and long-term debt were equal to $15 billion and $4.7 billion, respectively. Comparatively, the October 2019 Credit Facility provides for revolving borrowings of up to $625 million, which is equal to approximately 4% of the Company’s total assets. The September 2019 Credit Facility provided for revolving borrowings of up to $550 million, which is equal to approximately 3.7% of the Company’s total assets, and was subsequently terminated in April 2021. The June 2019 Credit Facility limit was $250 million in size, which is equal to approximately 1.7% of the Company’s total assets, and was subsequently terminated in September 2019. Furthermore, as of March 31, 2021, the Company had no outstanding borrowings under the October 2019 Credit Facility or the September 2019 Credit Facility. Therefore, the Company believes that the October 2019 Credit Facility, the September 2019 Credit Facility and the June 2019 Credit Facility are not material to the Company and do not need to be filed as exhibits to the Revised Registration Statement. By contrast, RHS has entered into the April 2021 Credit Facility, which provides for revolving borrowings up to $2.2 billion, and which the Company intends to file as Exhibit 10.8 to the Revised Registration Statement.
The Company respectfully advises the Staff that it has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file its agreement with AWS (the “AWS Agreement”) as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The AWS Agreement is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as Microsoft, AT&T Global Services, Hewlett Packard and Google, and the Company believes that these providers could provide it with services to host the Company’s platform that are substantially similar to those that it receives from AWS. In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.
The Company further respectfully advises the Staff that the terms of its payment for order flow arrangements are a matter of practice and business understanding and not documented under binding contracts, and therefore does not believe there are any documents that are responsive to the Staff’s request to file “agreements with market-makers relating to payment for order flow arrangements” as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K.
Should you have any questions or comments with respect to the Revised Registration Statement or this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
    Division of Corporate Finance
        Office of Corporate Finance
            Securities and Exchange Commission
                `100 F Street, NE
                    Washington, D.C. 20549
VIA EDGAR
Copies to:
Daniel Gallagher, Chief Legal Officer
Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel

    Robinhood Markets, Inc.
        85 Willow Road
            Menlo Park, California 94025
VIA EMAIL

Appendix A
Summary of Material Facts and Terms of Pre-2019 Transactions, 2019 Tender and 2020 Tender

	2017 Transaction	2018 Tender and Secondary	2019 Tender	2020 Tender
Eligibility criteria	None
Yes, criteria established by the Company:
A) employee and/or consultant (excluding officers and directors) of the Company as of June 30, 2016
B) have continuously been an employee and/or consultant (excluding officers and directors) of the Company from the June 30, 2016 through June 13, 2018; and
C) according to the Company’s review policies, have consistently received a “Meets Expectations” review score or higher from the June 30, 2016 through the June 13, 2018
Yes, criteria established by the Company: A) employee of the Company as of July 31, 2017 B) have continuously been an employee of the Company from the June 31, 2017 through July 26, 2019
Yes, criteria established by the Company:
A) employee of the Company as of September 18, 2018
 B) have continuously been an employee of the Company from the September 18, 2018 through September 18, 2020
C) are not one of the Company’s founders and Co-Presidents

Administrative assistance by the Company	Minimal	Significant	Significant	Significant
Transfer restrictions waived by Company?	No; none of shares sold had transfer restrictions	Yes	Yes	Yes

Options exercised and immediately sold as part of the transaction?	No	Yes	Yes	Yes
Were shares outstanding more than 6 months prior to date of transaction?	Yes, except for one participant whose shares had been outstanding 3 months prior to transaction	No	No	No
Purchase price paid	$2.5123 per share	$10.145 per share	$12.4827 per share	$15.5 per share
Purchasers included new investors?	No	Yes	Yes	No
Purchasers included existing investors?	Yes	Yes	Yes	Yes
Company contracted with third party to administer transaction?	No	Yes	Yes	Yes